Exhibit (d)(1)(k)

AMENDED AND RESTATED INTERIM SPONSORS AGREEMENT

This Amended and Restated Interim Sponsors Agreement (this “Agreement”) is made as of June 13, 2007, to be effective as of June 7, 2007, by and among LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), and the other parties appearing on the signature pages hereto (each a “Sponsor,” and collectively, the “Sponsors”). This Agreement amends and restates in its entirety the Interim Sponsors Agreement, dated as of December 17, 2006, by and among Holding and the Sponsors. Capitalized terms used but not defined herein shall have the meanings given thereto in the Merger Agreement (as defined below) unless otherwise specified.

RECITALS

1. LVB Acquisition, LLC (“Parent”), LVB Acquisition Merger Sub, Inc. (“Merger Sub”) and Biomet, Inc. (the “Company”) have executed an Agreement and Plan of Merger, dated as of December 18, 2006 (as amended as of the date hereof, the “Merger Agreement”), pursuant to which Merger Sub, a wholly-owned subsidiary of Parent, will (x) commence a tender offer for all of the outstanding common shares of the Company (the “Offer”), and (y) if the Offer is completed on the terms and subject to the conditions set forth in the Merger Agreement, merge with and into the Company (the “Merger,” and together with the Offer, the “Transaction”).

2. On the date hereof, each of the Sponsors has executed a letter agreement in favor of Holding amending and restating in its entirety the letter agreement previously executed by each such Sponsor as of December 18, 2006, and agreeing, subject to the terms and conditions set forth therein, to make an equity investment in Holding and Merger Sub, in such proportions as may be determined by the Sponsors, in connection with the Transaction contemplated by the Merger Agreement (each, an “Equity Financing Commitment”).

3. On the date hereof, each of the Sponsors has executed a guarantee in favor of the Company amending and restating in its entirety the guarantee executed by each such Sponsor as of December 18, 2006, and agreeing, subject to the terms and conditions set forth therein, to guarantee the performance and discharge of its pro rata portion of the payment obligations of Parent with respect to the Parent Fee and Parent’s and Merger Sub’s obligations for breach of the Merger Agreement (each a “Limited Guarantee”).

4. The Sponsors and Holding wish to agree to certain terms and conditions that will govern the actions of Holding, Parent and Merger Sub and the relationship among the Sponsors, including with respect to the Merger Agreement, the Equity Financing Commitments, the Limited Guarantees, and the transactions contemplated by each of the foregoing.

AGREEMENT

Therefore, the parties hereto hereby agree as follows:

1.	AGREEMENTS AMONG THE SPONSORS.

1.1. Decisions Prior to the Acceptance Date.

1.1.1. All decisions to be made with respect to the Merger Agreement and the transactions contemplated thereby between the date hereof and the Acceptance Date shall require the unanimous consent of the Sponsors, including without limitation (A) amending or modifying the Merger Agreement, (B) terminating the Merger Agreement as provided in Article VIII thereof, (C) waiving any Tender Offer Conditions and determining whether or not any Tender Offer Conditions have been satisfied, (D) modifying any of the terms of the Offer, including the Per Share Amount, (E) preparing, filing, amending or supplementing the Offering Documents, (F) extending the Expiration Date of the Offer or electing to provide any subsequent offering period, (G) exercising any Top-Up Option as provided in Section 1A.4 of the Merger Agreement, (H) modifying or amending the Merger Agreement so as to increase, or modify in a manner adverse to Parent or the Sponsors the form of or amount of the Per Share Amount or the Per Share Merger Consideration (including by waiver of a breach of the Company’s representation and warranty regarding its capitalization), (I) modifying or waiving, in a manner adverse to Parent or the Sponsors, any provisions relating to the Parent Fee, (J) modifying or waiving in a manner adverse to Parent or the Sponsors the maximum amount of monetary damages payable by Parent for breach under the Merger Agreement, (K) negotiating, entering into and borrowing under definitive agreements relating to the Debt Financing or (L) arranging for and marketing, and negotiating and entering into definitive agreements relating to, high yield debt (including agreeing to the financial terms of such debt) to be issued on the Closing Date.

1.1.2. In the event that the Sponsors unanimously determine to consummate the Offer in accordance with Section 1.1.1 above and otherwise have complied with the requirements of Section 1.3.1 hereof (those Sponsors that are prepared to close, the “Closing Sponsors”), the Closing Sponsors may terminate the participation in the Transaction of any Sponsor that does not fund its Commitment or that asserts in writing its unwillingness to fund its Commitment (any such Sponsor, a “Failing Sponsor”); provided, however, that such termination shall not affect the Closing Sponsors’ rights against such Failing Sponsor with respect to the failure to fund (as provided in Section 2.4 hereof). For purposes of this Agreement, “Commitment” with respect to each Sponsor shall have the meaning ascribed to it in the Equity Financing Commitment delivered by such Sponsor to Holding.

1.1.3. In the event the Closing Sponsors do not elect to seek specific performance of any Failing Sponsor’s obligation to fund pursuant to subclause (a) of Section 2.4, and the Closing Sponsors unanimously agree to proceed with the Transaction, the amount of such Failing Sponsor’s Commitment shall be first offered to the Closing Sponsors in proportion to their respective Commitments at such time, and if some or all of the Failing Sponsor’s Commitment is not accepted by the Closing Sponsors in such proportion, then the Closing Sponsors may offer the Failing Sponsor’s Commitment, or a portion thereof, to one or more co-investors, unanimously approved by the Closing Sponsors, in accordance with Section 1.3.4 hereof.

1.1.4. Notwithstanding any provision of this Agreement to the contrary, from and after the time a Sponsor becomes a Failing Sponsor, the approval or consent of such Failing Sponsor shall not be required for any purposes under this Agreement;

provided, however, that any Failing Sponsor that ultimately participates in the Transaction as a result of the Closing Sponsors exercising their rights to seek specific performance shall no longer be deemed a “Failing Sponsor,” and its approval or consent rights shall be restored as of the date such previously Failing Sponsor funds its Commitment.

1.2. Stockholders Agreement. On the Acceptance Date, the Sponsors shall enter into, one or more definitive agreements (collectively, the “Stockholders Agreement”) providing for (x) the unanimous consent of the Sponsors (other than any Failing Sponsor) to all decisions to be taken under the Merger Agreement and the transactions contemplated thereby between the Acceptance Date and the earlier of (a) the Effective Date and (b) the termination of the Merger Agreement in accordance with its terms (such period, the “Interim Period”), including without limitation, the matters set forth in Section 1.1.1 hereof, as applicable, the designation of members for appointment to the board of directors of the Company during the Interim Period as provided in Section 1A.3 of the Merger Agreement and negotiating and entering into definitive agreements with members of management of the Company with respect to the terms of management’s employment, compensation, rollover equity and equity incentives, if any, and (y) any other matters as the Sponsors may unanimously agree.

1.3. Equity Commitments.

1.3.1. Each Sponsor hereby affirms and agrees that it is bound by the provisions set forth in its Equity Financing Commitment and that the Sponsors (other than any Failing Sponsor) by unanimous consent shall be entitled to enforce, or direct the enforcement of, the provisions of such Equity Financing Commitment in accordance with the terms of this Agreement only if the Sponsors (other than any Failing Sponsor) have determined by unanimous consent and in writing that the Tender Offer Conditions have been satisfied or have determined to waive all unsatisfied Tender Offer Conditions. Neither any Sponsor nor Holding shall attempt to enforce any Equity Financing Commitment until the conditions set forth in this Section 1.3.1 have been satisfied. Holding shall have no right to enforce any of the Equity Financing Commitments unless directed to do so by the unanimous consent of the Sponsors (other than any Failing Sponsor).

1.3.2. Each Sponsor agrees to vote its membership units of Holding to cause Holding to (x) create such classes of membership units, and to cause Holding to issue and sell or exchange (as the case may be) such units to the Sponsors, in accordance with the Sponsors’ respective Commitments and this Agreement or (y) cause Merger Sub to create such classes of equity securities, and to cause Merger Sub to issue and sell or exchange (as the case may be) such equity securities to the Sponsors, in accordance with the Sponsors’ respective Commitments and this Agreement; provided, that each Sponsor shall purchase units and/or equity securities of each such class of membership units and/or equity securities in the same proportions and at the same price per unit and/or equity security.

1.3.3. All membership units issued by Holding in connection with the Transaction shall be issued to the Sponsors pro rata in accordance with each Sponsor’s Commitment, other than any membership units issued to management in transactions contemplated by arrangements with management, if any, entered into pursuant to Section 1.2.

1.3.4. Prior to the Acceptance Date, no Sponsor shall be entitled to transfer any portion of its Commitment or to transfer its membership units in Holding other than to affiliated funds, it being understood that any such transfer shall relieve such Sponsor of a corresponding portion of its obligations hereunder only if such affiliated funds (a) have at least $5 billion of committed equity or similar capital in the aggregate, (b) agree to execute a signature page to this Agreement and to be bound by this Agreement as if a “Sponsor” hereunder and (c) certify that they are capable of performing all of their obligations hereunder and under the Stockholders Agreement (it being understood that any transfer not meeting the conditions set forth in clauses (a) through (c) shall not relieve such Sponsor of a corresponding portion of its obligations). Notwithstanding the preceding sentence, each Sponsor in coordination with the other Sponsors and subject to Section 1.6.4, may transfer a portion of its Commitment or membership units in Holding to one or more co-investors as agreed by all of the Sponsors, including the identity of any such co-investors and the amount of the transfer; provided, that (i) no such transfer shall relieve the transferring Sponsor of any portion of its obligations hereunder, (ii) such co-investor shall not have any consent, approval or voting rights as a Sponsor hereunder and (iii) such co-investor shall agree to enter into and be bound by the Stockholder Agreement to the extent that such co-investor will be making a direct equity investment in Holding.

1.3.5. To the extent that it will be possible to consummate the Transaction with the Sponsors contributing less than the full amount of the equity with respect to which each such Sponsor has made a Commitment, the Sponsors may by unanimous consent reduce the amount of each Sponsor’s Commitment on a pro rata basis.

1.4. Termination Fee. Any Termination Fee paid by the Company or any of its affiliates pursuant to the Merger Agreement or otherwise, after making adequate provisions for the payment or reimbursement of Consortium Costs pursuant to Section 1.5 below (to the extent not paid directly by the Company as Parent Expenses under Section 8.5(d) of the Merger Agreement) shall be promptly paid by Parent or Merger Sub to the Sponsors (other than any Sponsor that is a Failing Sponsor at the time of termination of the Merger Agreement) or their designees in proportion to their respective Commitments.

1.5. Expense Sharing. In the event of a termination of the Merger Agreement in which a Termination Fee or reimbursement of Parent Expenses is paid to Holding or Parent, Holding or Parent as directed by Holding shall first pay all out-of pocket expenses incurred by Holding, Parent and each Sponsor, including, without limitation, (i) the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors that may have been retained by Holding and any Sponsor and (ii) any fees (including any financing fees) related to the Merger (all such fees and expenses, in the aggregate, the “Consortium Costs”) of the Sponsors from such payment, and in the case of the payment of a Termination Fee, distribute any remaining amount of the Termination Fee, as applicable, to the Sponsors in accordance with Section 1.4 above. In the event of a termination of the Merger Agreement in which no Termination Fee or reimbursement of Parent Expenses is paid to Holding or Parent, each Sponsor agrees that it will be responsible for its proportionate share (determined by reference to the amount of its Commitment) of Consortium Costs. Each Sponsor will also be responsible for its proportionate share of any liability that any other Sponsor (each, an “Indemnifying Sponsor”) incurs pursuant to indemnities that it has agreed to provide to its respective lawyers, accountants, consultants or other advisors (including, without limitation, debt financing sources, consultants and accountants) who have been engaged with respect to the Merger; provided, that no such indemnification or contribution by the other Sponsors shall be required to the extent that the proximate cause of Indemnifying Sponsor’s obligation to indemnify any such third party is the Indemnifying Sponsor’s own conduct not undertaken at the direction or with the consent of the other Sponsors. Prior to making any payment of Consortium Costs hereunder, each Sponsor shall be entitled to receive and review reasonable documentation of such fees and expenses. The obligations under this Section 1.5 shall exist whether or not the Merger is consummated, and shall survive the termination of the other terms of this Agreement, provided that such fees, expenses or liabilities are not paid directly by the Holding, Company or Parent.

1.6. Representations, Warranties and Covenants.

1.6.1. Each Sponsor hereby represents, warrants and covenants to each of the other Sponsors that none of the information supplied in writing by such Sponsor specifically for inclusion or incorporation by reference in the Proxy Statement, Other Filings or Offer Documents will cause a breach of the representations and warranties of Parent or Merger Sub set forth in the Merger Agreement.

1.6.2. Each Sponsor hereby represents, warrants and covenants to the other Sponsors that the information supplied in writing by such Sponsor in connection with any filings or notifications under, or relating to, under the HSR Act or any other applicable antitrust, competition or fair trade laws is and will be accurate and complete in all material respects.

1.6.3. Each Sponsor hereby represents, warrants and covenants to each of the other Sponsors that it has not entered into any agreement, arrangement or understanding with any other Sponsors, other potential investors or group of investors or the Company with respect to the subject matter of this Agreement and the Merger Agreement, except as previously disclosed to the other Sponsors. Until this Agreement is terminated in accordance with the terms hereof, without the unanimous consent of the Sponsors (other than any Failing Sponsor), no Sponsor shall (i) except as permitted hereunder, including in connection with any transfer as permitted under Section 1.3.4 hereof, enter into any agreement, arrangement or understanding or have discussions with any other potential investor or acquiror or group of investors or acquirors with respect to the subject matter of this Agreement and the Merger Agreement or any other similar transaction involving the Company or (ii) make a bid for, seek to acquire or acquire (whether directly or beneficially) any securities or assets of the Company or its subsidiaries. This Section 1.6.3 shall continue to apply to any Sponsor that is a Failing Sponsor pursuant to Section 1.1.2 for a period of one year following the date such Sponsor becomes a Failing Sponsors (or, if such Failing Sponsor ultimately participates in the Transaction, until the date such Sponsor is no longer deemed a Failing Sponsor under Section 1.1.4).

1.6.4. Each Sponsor hereby represents, warrants and covenants to each of the other Sponsors that neither it nor any of its affiliates will take any action or omit to take any action that would violate, or cause Holding, Parent or Merger Sub to be deemed in violation of, any securities or other Laws applicable to the Transaction including, without limitation, (x) any act or omission that would result in a violation of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14e-5 thereunder, or (y) tendering any securities of the Company in the Offer or paying any consideration to, or entering into any contracts, agreements or arrangements with, any Person in connection with or related to the Offer or Merger in violation of Rule 14d-10 of the Exchange Act. Each Sponsor agrees that it will cooperate with each of the other Sponsors to establish reasonable protocols to ensure each Sponsor’s compliance with this Section 1.6.4.

1.7. Payments Under the Limited Guarantee. The Sponsors shall cooperate in defending any claim that the Sponsors are or any one of them is liable to make payments pursuant to the Limited Guarantees. Each Sponsor agrees to contribute to the amount paid or payable by other Sponsors in respect of its Limited Guarantee so that each Sponsor will have paid an amount equal to the product of the aggregate amount paid pursuant to the Limited Guarantee by all of the Sponsors multiplied by a fraction of which the numerator is such Sponsor’s Cap (as defined in such Sponsor’s Limited Guarantee) and the denominator is the sum of all Sponsors’ Caps.

1.8. Publicity. Each party hereto will coordinate in good faith any and all press releases and other public relations matters with respect to the Transaction and the transactions contemplated hereby. Unless otherwise required by law or the rules of any stock exchange or regulatory authority, no party hereto may issue any press release or otherwise make any public announcement or comment on the Transaction and the transactions contemplated hereby without the unanimous consent of the Sponsors; provided, however, that nothing herein shall prohibit the Sponsors from communicating directly with their respective limited partners or investors.

1.9. Side Agreements. Holding will not, and will cause Parent and Merger Sub not to, enter into any agreement with a Sponsor or group of Sponsors that has the effect of discriminating against any Sponsor in a manner that is adverse to such Sponsor without such Sponsor’s consent, except to the extent explicitly permitted by the terms of this Agreement. Holding shall provide all Sponsors with a copy of any such agreement to be entered into with any Sponsors prior to the execution of such agreement.

2.	MISCELLANEOUS.

2.1. Termination. This Agreement shall become effective on the date hereof and shall terminate upon the earlier of (i) the Acceptance Date, and (ii) the termination of the Merger Agreement; provided, however, that any liability for failure to comply with the terms of this Agreement shall survive any such termination. Notwithstanding the foregoing, Article 2 and Sections 1.4, 1.5, 1.6, and 1.7 of this Agreement shall survive indefinitely following the termination of this Agreement.

2.2. Amendment. This Agreement may be amended or modified and the provisions hereof may be waived, only by an agreement in writing signed by each of the Sponsors; provided, however, that the admission of an additional party as a “Sponsor” pursuant to Section 1.3.4 may be effected without the consent of each of the other Sponsors.

2.3. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with applicable law. The provisions hereof are severable, and any provision hereof being held invalid or unenforceable shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

2.4. Remedies. The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including, without limitation, specific performance); provided, that this Agreement may only be enforced against a Failing Sponsor by, or at the direction of, all of the Closing Sponsors. In the event that the Closing Sponsors determine by unanimous consent to enforce the provisions of the Equity Financing Commitments in accordance with this Agreement and the Closing Sponsors have complied with the requirements of Section 1.3.1, the parties agree that the Closing Sponsors shall be entitled, in their discretion, to either (a) specific performance of the terms of this Agreement and the Equity Financing Commitments, whether before or after the Closing, together with any costs of enforcement incurred by the Closing Sponsors in seeking to enforce such remedy against any Failing Sponsors or (b) payment by the Failing Sponsors in an amount equal to the out-of-pocket damages incurred by such Closing Sponsors (including amounts paid under any such Sponsor’s Limited Guarantee). If the Closing Sponsors determine by unanimous consent to enforce the remedy described in the preceding sentence against any Failing Sponsor, they shall do so against all Failing Sponsors. If all of the Sponsors entitled to enforce this Agreement in respect of any provision hereof elect to do so against another Sponsor, they must do so against any other Sponsors that have similarly failed to perform with respect to the same provision hereof. The Closing Sponsors will not have the right to recover lost profits or benefit of the bargain damages from a Failing Sponsor; their only damages remedy against a Failing Sponsor is set forth above. If there is more than one Failing Sponsor, each Failing Sponsor’s portion of the total obligations hereunder shall be the amount equal to the product of (a) the amounts due from all Failing Sponsors hereunder multiplied by (b) a fraction of which the numerator is such Failing Sponsor’s Commitment and the denominator is the sum of all Failing Sponsors’ Commitments.

2.5. Indemnification. To the fullest extent permitted by law, each Sponsor shall indemnify, defend and hold harmless each other Sponsor and any of its affiliates or any direct or indirect partner, member, shareholder, employee, director, officer or agent of such Sponsor or any of its affiliates from and against any and all losses, liabilities, damages, claims, judgments, awards, settlements, demands, offsets and expenses (including interest, penalties, court costs, arbitration costs and fees, witness fees and reasonable fees and expenses of outside attorneys, investigators, expert witnesses, accountants and other professionals) arising out of or relating to any material breach or inaccuracy of the representations, warranties or covenants of such Sponsor contained in Section 1.6.4 of this Agreement.

2.6. No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered in connection herewith, and notwithstanding the fact that certain of the Sponsors may be partnerships or limited liability companies, by its acceptance of the benefits of this Agreement, Holding and each Sponsor acknowledges and agrees that no Person other than the Sponsors has any obligations hereunder and that Holding and each Sponsor has no right of recovery under this Agreement or in any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to, the former, current and future equity holders, controlling persons, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Sponsors or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, affiliate, agent or assignee of any of the foregoing (collectively, each a “Non-Recourse Party”), through Holding, Parent, Merger Sub, the Company or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Holding, Parent, Merger Sub or the Company against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. Nothing set forth in this Agreement shall confer or give or shall be construed to confer or give to any Person other than the parties hereto (including any Person acting in a representative capacity) any rights or remedies against any Person other than as expressly set forth herein.

2.7. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed in that State. All actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in the Borough of Manhattan of The City of New York. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan of The City of New York for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any of the above-named courts.

2.8. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

2.9. Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, nor shall any such delay, omission or waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such waiver.

2.10. Other Agreements. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.

2.11. Assignment. This Agreement may not be assigned by any party or by operation of law or otherwise without the prior written consent of each of the other parties, except in connection with the admission of a fund affiliated with one of the Sponsors as a “Sponsor” hereunder in accordance with Section 1.3.4. Any attempted assignment in violation of this Section 2.11 shall be null and void.

2.12. No Representations or Duty. (a) Each Sponsor specifically understands and agrees that no Sponsor has made or will make any representation or warranty with respect to the terms, value or any other aspect of the transactions contemplated hereby, and each Sponsor explicitly disclaims any warranty, express or implied, with respect to such matters. In addition, each Sponsor specifically acknowledges, represents and warrants that it is not relying on any other Sponsor (i) for its due diligence concerning, or evaluation of, the Company or its assets or businesses, (ii) for its decision with respect to making any investment contemplated hereby or (iii) with respect to tax and other economic considerations involved in such investment.

(b) In making any determination contemplated by this Agreement, each Sponsor may make such determination in its sole and absolute discretion, taking into account only such Sponsor’s own views, self-interest, objectives and concerns. No Sponsor shall have any fiduciary or other duty to any other Sponsor or to Holding except as expressly set forth in this Agreement.

2.13. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) under seal as of the date first above written.

LVB ACQUISITION HOLDING, LLC

By:	/s/ Jeffrey Rhodes
Name:	Jeffrey Rhodes
Title:	Co-President

BLACKSTONE CAPITAL PARTNERS V L.P.

By:	Blackstone Management Associates V L.L.C., its general partner

By:	/S/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	Member

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS ADVISORS VI, L.L.C.
its General Partner

By:	/s/ John E. Bowman
Name: John E. Bowman
Title: Managing Director

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	GS ADVISORS VI, L.L.C.
its Managing Limited Partner

By:	/s/ John E. Bowman
Name: John E. Bowman
Title: Managing Director

GS CAPITAL PARTNERS VI FUND, L.P.

By:	GSCP VI ADVISORS, L.L.C.
its General Partner

By:	/s/ John E. Bowman
Name: John E. Bowman
Title: Managing Director

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	GSCP VI OFFSHORE ADVISORS, L.L.C.
its General Partner

By:	/s/ John E. Bowman
Name: John E. Bowman
Title: Managing Director

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 G.P. LLC, its general partner

By:	/s/ John K. Saer, Jr.
Name: John K. Saer, Jr.
Title: Member

TPG PARTNERS V, L.P.

By:	TPG GenPar V, L.P., its general partner

By:	TPG Advisors V, Inc., its general partner

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President